EXHIBIT 15

                                DISTRIBUTION PLAN

                                       OF

                             THE YACKTMAN FUND, INC.


             WHEREAS, The Yacktman Fund, Inc. (the "Fund") is in the process of registering with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act");

             WHEREAS, the Fund intends to act as a distributor of shares of its Common Stock, $.0001 par value ("Common Stock"), as defined in Rule 12b-1 under the Act, and desires to adopt a Distribution Plan pursuant to such Rule, and the Board of Directors has determined that there is a reasonable likelihood that adoption of this Distribution Plan will benefit the Fund and its shareholders; and

             WHEREAS, the Fund may employ one or more distributors (each a "Distributor") to distribute shares of Common Stock to their existing brokerage clients ("Clients") for a limited period following the commencement of the offering of the Fund's shares to the public.

             NOW, THEREFORE, the Fund hereby adopts this Distribution Plan (the "Plan") in accordance with Rule 12b-1 under the Act on the following terms and conditions:

             1. Appointment of Distributors. The President of the Fund is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements in substantially the form attached hereto as Exhibit A or in any other form duly approved by the Fund's Board of Directors ("Distribution Agreements") with broker-dealers that are registered with the Securities and Exchange Commission and members of the National Association of Securities Dealers, Inc. Such Distribution Agreements shall require the Distributors to sell shares of Common Stock to their respective Clients as set forth therein. The Fund shall not be obligated to execute any Distribution Agreement with any qualifying broker-dealer.

             2. Payments to Distributors. The Fund shall pay to each Distributor a distribution fee for distribution of the Fund's shares at the rate of 0.65% per annum of the aggregate average daily net asset value of the shares of Common Stock beneficially owned by such Distributor's Clients who established their Fund accounts prior to December 31, 1992; provided, however, that the maximum amount of all distribution fees paid to all Distributors by the Fund in any year shall not exceed 0.25% of the average daily net assets of the Fund. Any distribution fees not paid because of the foregoing limitation shall not be paid in subsequent years. Such distribution fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine. For purposes of determining the fees payable under this paragraph 2, the aggregate average daily net asset value of the shares of Common Stock beneficially owned by Clients will be computed in the manner specified in the Fund's Registration Statement on Form N-1A (as the same is in effect from time to time) in connection with the computation of the net asset value of shares of Common Stock for purposes of purchases and redemptions. The shares of Common Stock beneficially owned by a Client shall be deemed to include all shares of Common Stock purchased and not redeemed by the Client; provided, however, that if at any time no shares of Common Stock are beneficially owned by a Client whose Fund account was established prior to December 31, 1992, no distribution fees thereafter shall be paid with respect to shares of Common Stock beneficially owned by such Client. For purposes of this Plan and any Distribution Agreements entered into by the Fund, a Client shall include (a) with respect to individuals, the individual's spouse, children, trust or retirement accounts for the benefit of any of the foregoing, the individual's estate and any corporation of which the individual is an affiliate, (b) with respect to corporations, its retirement plans and its affiliates, and (c) with respect to Clients who are investment advisers, financial planners or others who exercise investment discretion or make recommendations concerning the purchase or sale of securities, accounts for which they exercise investment discretion or make recommendations concerning the purchase or sale of securities. Beneficial ownership shall not include ownership solely as a nominee. If after December 31, 1992, a Client ceases to be a Client of a Distributor and thereafter becomes a Client of another Distributor, such Client shall continue to be considered a Client whose Fund account was established prior to December 31, 1992 if the Client beneficially owned shares of Common Stock at all times after ceasing to be a Client of the former Distributor and prior to becoming a Client of the latter Distributor except as may be necessary to affect a transfer of the account.

             3. Permitted Expenditures. The amount set forth in paragraph 2 of this Plan shall be paid for a Distributor's services as distributor of the shares of the Fund and may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of the Fund's shares, including but not limited to compensation to, and expenses (including overhead and telephone expenses) of, employees of the Distributor who engage in or support distribution of shares. No payments may be made pursuant to this Plan except pursuant to paragraph 2.

             4. Effective Date of Plan. This Plan shall not take effect until (a) it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding shares of Common Stock and (b) (together with any related agreements) by votes of a majority of both (i) the Board of Directors of the Fund and (ii) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

             5. Continuance. Unless otherwise terminated pursuant to paragraph 6 below, this Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4(b).

             6. Reports. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Fund's Board of Directors and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

             7. Termination. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding shares of Common Stock. This Plan shall be automatically terminated upon the closing of all Fund accounts established by Clients of Distributors prior to December 31, 1992.

             8. Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 2 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 4 hereof.

             9. Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

             10. Records. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such report, as the case may be, the first two years in an easily accessible place.